SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

2006 1st Quarter Operating Results

On May 2, 2006, Kookmin Bank held an earnings conference and released its operating results of the first quarter in 2006. Followings are the key figures released during the conference, and full presentation material is available at Kookmin Bank website(www.kbstar.com) for further information.

The figures for the first quarter of fiscal year 2006 presented herein are currently being reviewed by our independent auditor, and such figures are subject to change.

Selected Financial Data

1. Balance sheet figures

(in trillions of Won)	As of the date indicated
	March 31, 2006	March 31, 2005	% Change (YoY)
Total Assets	186.3	181.0	2.9
Loans in Won[1]	122.2	122.9	-0.6
Total Liabilities	173.3	171.9	0.8
Deposits in Won	130.0	125.6	3.5
Stockholders’ Equity	13.0	9.1	42.9

2. Operating results

(in billions of Won)	For the three- month period ended
	2006	2005	% Change (YoY)
Operating Income	1,046.2	671.0	55.9
Non-Operating Income	78.2	-148.3	n.a.
Net Income	803.0	340.3	136.0

[1]	Including Private Placement Bonds

3. Asset Quality

(in billions of Won)	As of the date indicated
	March 31, 2006	March 31, 2005	% Change (YoY)
Total Loans for NPL Management	137,330.8	135,202.4	1.6
Substandard & Below Loans	2,230.3	3,651.5	-38.9
Loan Loss Reserves	2,313.3	3,273.7	-29.3
NPL Ratio	1.62%	2.70%	-1.1	%p
NPL Coverage Ratio	103.7%	89.7%	14.0	%p
Delinquency Ratio[2]	1.62%	2.99%	-1.37	%p

[2]	Applying the Financial Supervisory Service Standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: May 2, 2006	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director